UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934

MFS Intermediate Income Trust (MIN)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

55273C107

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 23, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 55273C107

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  12,111,086

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  12,111,086

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

12,111,086

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

10.39%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Common Stock
MFS Intermediate Income Trust
MFS Funds
500 Boylston Street
Boston, Massachusetts 02116

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 12,111,086 shares of MIN on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 10.39% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of MIN fit the investment guidelines for various Accounts. Shares have been acquired since September 20, 1990.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 12,111,086 shares or 10.39% of the outstanding shares. George W. Karpus presently owns 7,635 shares. Mr. Karpus purchased shares on June 28, 1991 at $7.75 (900 shares), March 31, 2005 at $6.36 (1700 shares), December 18, 2006 at $6.15 (1310 shares), December 19, 2006 at $6.14 (170 shares), March 7, 2007 at $6.21 (400 shares), March 13, 2007 at $6.2 (200 shares), March 15, 2007 at $6.21 (500 shares), March 16, 2007 at $6.19 (60 shares), April 12, 2007 at $6.2 (1600 shares), April 16, 2007 at $6.21 (11,300 shares), April 17, 2007 at $6.22 (10,250 shares), April 19, 2007 at $6.22 (10,510 shares), April 20, 2007 at $6.02 (15 shares), April 27, 2007 at $6.19 (1310 shares), May 1, 2007 at $6.2 (675 shares), May 2, 2007 at $6.2 (2150 shares), May 3, 2007 at $6.21 (850 shares), May 4, 2007 at $6.22 (450 shares), May 7, 2007 at $6.21 (7750 shares), May 8, 2007 at $6.2 (4700 shares), May 9, 2007 at $6.17 (700 shares), May 11, 2007 at $6.15 (710 shares), May 18, 2007 at $6.04 (10 shares), May 23, 2007 at $6.09 (320 shares), May 30, 2007 at $6.1 (9150 shares), July 5, 2007 at $6.01 (25 shares), July 10, 2007 at $6.05 (75 shares), October 12, 2007 at $6.05 (90 shares), October 31, 2007 at $6.19 (775 shares), November 1, 2007 at $6.15 (25 shares), November 2, 2007 at $6.19 (200 shares), November 5, 2007 at $6.16 (65 shares), November 27, 2007 at $6.16 (400 shares), November 29, 2007 at $6.1 (15 shares), November 30, 2007 at $6.07 (10 shares), December 5, 2007 at $6.16 (25 shares), December 7, 2007 at $6.18 (70 shares), December 12, 2007 at $6.06 (15 shares) and on December 13, 2007 at $6.1 (55 shares). Mr. Karpus sold shares on July 9, 1991 at $7.99 (100 shares), April 7, 1992 at $8.12 (800 shares), November 13, 2007 at $6.11 (13,375 shares), November 14, 2007 at $6.09 (4225 shares), November 15, 2007 at $6.06 (725 shares), November 16, 2007 at $6.08 (13,130 shares), November 19, 2007 at $6.07 (13,340 shares) and on November 20, 2007 at $6.07 (16,205 shares). Jo Ann Van Degriff presently owns no shares. Ms. Van Degriff purchased shares on April 12, 2007 at $6.19 (100 shares), April 16, 2007 at $6.21 (1000 shares), April 17, 2007 at $6.21 (925 shares), April 19, 2007 at $6.22 (960 shares), April 20, 2007 at $6.02 (10 shares), May 1, 2007 at $6.18 (50 shares), May 2, 2007 at $6.19 (200 shares), May 3, 2007 at $6.21 (100 shares), May 4, 2007 at $6.2 (50 shares), May 7, 2007 at $6.21 (675 shares), May 8, 2007 at $6.2 (400 shares), May 9, 2007 at $6.16 (65 shares), May 11, 2007 at $6.13 (60 shares), and on May 23, 2007 at $6.07 (30 shares). Ms. Van Degriff sold shares on November 13, 2007 at $6.11 (1025 shares), November 14, 2007 at $6.1 (325 shares), November 15, 2007 at $6.08 (50 shares), November 16, 2007 at $6.08 (990 shares), November 19, 2007 at $6.08 (1010 shares), November 20, 2007 at $6.08 (1225 shares). Sophie Karpus presently owns 6,970 shares. Mrs. Karpus purchased shares on September 26, 1990 at $7.63 (1000 shares), June 14, 1993 at $7.25 (1000 shares), December 18, 1995 at $6.62 (300 shares), November 2, 2004 at $6.59 (1800 shares), August 9, 2006 at $6.09 (35 shares), December 14, 2006 at $6.16 (1070 shares), March 7, 2007 at $6.21 (1700 shares), April 23, 2007 at $6.19 (200 shares), April 24, 2007 at $6.18 (75 shares), April 25, 2007 at $6.18 (55 shares), April 26, 2007 at $6.16 (25 shares), May 11, 2007 at $6.13 (50 shares), May 16, 2007 at $6.1 (25 shares), July 10, 2007 at $6.02 (25 shares), October 30, 2007 at $6.17 (275 shares), October 31, 2007 at $6.19 (500 shares), November 1, 2007 at $6.15 (25 shares), November 2, 2007 at $6.18 (150 shares), November 5, 2007 at $6.16 (50 shares), November 21, 2007 at $6.11 (425 shares), November 26, 2007 at $6.13 (55 shares), December 19, 2007 at $6.02 (30 shares) and on January 18, 2008 at $6.26 (400 shares). Mrs. Karpus sold shares on March 11, 1992 at $8.25 (1000 shares), November 17, 1994 at $6.51 (200 shares), November 28, 1994 at $6.63 (300 shares), November 30, 1994 at $6.62 (300 shares), November 6, 1998 at $7.01 (250 shares), August 12, 1999 at $6.32 (125 shares), December 13, 1999 at $6.23 (25 shares) and on December 14, 1999 at $6.2 (100 shares). Karpus Management, Inc. presently owns no shares. Karpus Management, Inc. purchased shares on October 3, 1991 at $7.88 (1500 shares), December 21, 1992 at $7.13 (2000 shares), April 12, 2007 at $6.2 (200 shares), April 16, 2007 at $6.21 (1100 shares), April 17, 2007 at $6.21 (1050 shares), April 19, 2007 at $6.22 (1080 shares), May 1, 2007 at $6.19 (75 shares), May 2, 2007 at $6.19 (225 shares), May 3, 2007 at $6.21 (100 shares), May 4, 2007 at $6.2 (50 shares), May 7, 2007 at $6.21 (775 shares), May 8, 2007 at $6.2 (450 shares), May 9, 2007 at $6.16 (75 shares). Karpus Management, Inc. sold shares on April 7, 1992 at $8.12 (1500 shares), August 16, 1993 at $7.62 (2000 shares), November 13, 2007 at $6.11 (1150 shares), November 14, 2007 at $6.1 (350 shares), November 15, 2007 at $6.08 (50 shares), November 16, 2007 at $6.08 (1125 shares), November 19, 2007 at $6.08 (1130 shares) and on November 20, 2007 at $6.08 (1375 shares). Karpus Investment Management Defined Benefit Plan presently owns 19,355 shares. The Defined Benefit Plan purchased shares on May 3, 2004 at $6.52 (550 shares), June 21, 2004 at $6.35 (1000 shares), April 27, 2006 at $6.08 (350 shares), May 1, 2006 at $6.06 (75 shares), May 2, 2006 at $6.03 (20 shares), May 3, 2006 at $6.07 (675 shares), May 16, 2006 at $6.03 (380 shares), August 9, 2006 at $6.09 (35 shares), March 6, 2007 at $6.2 (200 shares), March 7, 2007 at $6.21 (3600 shares), March 8, 2007 at $6.18 (100 shares), March 12, 2007 at $6.2 (100 shares), March 13, 2007 at $6.2 (300 shares), March 15, 2007 at $6.21 (1150 shares), March 16, 2007 at $6.2 (120 shares), March 20, 2007 at $6.18 (50 shares), March 30, 2007 at $6.02 (5 shares), April 5, 2007 at $6.18 (60 shares), April 23, 2007 at $6.19 (1100 shares), April 24, 2007 at $6.19 (625 shares), April 25, 2007 at $6.2 (510 shares), April 26, 2007 at $6.18 (50 shares), May 11, 2007 at $6.14 (125 shares), May 23, 2007 at $6.06 (25 shares), June 13, 2007 at $5.97 (75 shares), July 5, 2007 at $6.01 (25 shares), July 10, 2007 at $6.02 (25 shares), August 24, 2007 at $6.09 (2400 shares), September 4, 2007 at $6.08 (75 shares), October 30, 2007 at $6.18 (725 shares), October 31, 2007 at $6.19 (1575 shares), November 1, 2007 at $6.17 (50 shares), November 2, 2007 at $6.19 (425 shares), November 5, 2007 at $6.17 (150 shares), November 21, 2007 at $6.11 (1150 shares), November 26, 2007 at $6.14 (190 shares), December 19, 2007 at $6.04 (110 shares), December 21, 2007 at $6.06 (150 shares) and on January 18, 2008 at $6.26 (1025 shares). Karpus Investment Management Profit Sharing Plan presently owns 23,145 shares. March 29, 1996 at $6.5 (1000 shares), June 8, 2004 at $6.4 (1500 shares), June 17, 2004 at $6.33 (750 shares), June 27, 2006 at $6.02 (1750 shares), November 30, 2006 at $6.16 (1300 shares), December 21, 2006 at $6.15 (1000 shares), February 28, 2007 at $6.19 (3000 shares), April 20, 2007 at $6.22 (1350 shares), September 4, 2007 at $6.07 (500 shares), September 5, 2007 at $6.07 (4900 shares), November 14, 2007 at $6.09 (5160 shares) and onNovember 16, 2007 at $6.07 (1935 shares). The Profit Sharing Plan sold shares on September 5, 1996 at $7 (1000 shares). None of the other principals of KIM presently own shares of MIN.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 11/26/2007  37,700   $6.14
 11/26/2007  (5,000)  $6.15
 11/27/2007  (3,975)  $6.16
 11/28/2007  61,085   $6.19
 11/29/2007  21,540   $6.17
 11/30/2007  12,975   $6.17
 12/4/2007  13,350   $6.22
 12/5/2007  25,100   $6.20
 12/6/2007  28,810   $6.21
 12/7/2007  40,860   $6.19
 12/10/2007  6,395   $6.16
 12/11/2007  5,730   $6.15
 12/12/2007  16,100   $6.12
 12/12/2007  (2,400)  $6.13
 12/13/2007  33,465   $6.11
 12/14/2007  3,800   $6.12
 12/17/2007  (35,988)  $6.09
 12/18/2007  12,738   $6.09
 12/19/2007  62,450   $6.05
 12/20/2007  31,585   $6.05
 12/21/2007  66,200   $6.06
 12/24/2007  10,330   $6.08
 12/24/2007  (690)  $6.09
 12/26/2007  15,630   $6.10
 12/27/2007  7,350   $6.11
 12/28/2007  19,090   $6.08
 12/31/2007  39,200   $6.09
 12/31/2007  (4,475)  $6.08
 1/3/2008  70,000   $6.15
 1/4/2008  2,100   $6.17
 1/7/2008  46,900   $6.21
 1/8/2008  240,000   $6.23
 1/9/2008  21,400   $6.24
 1/10/2008  1,685   $6.19
 1/11/2008  620   $6.17
 1/14/2008  10,000   $6.23
 1/16/2008  2,300   $6.29
 1/17/2008  18,540   $6.30
 1/18/2008  66,200   $6.27
 1/22/2008  9,600   $6.29
 1/22/2008  (18,525)  $6.28
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the MIN securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased Shares of MIN for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Pursuant to concerns KIM currently has with the Fund, KIM sent a letter to the Fund on January 23, 2008. A copy of the letter is attached as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Investment Strategist
Date:   January 24, 2008

EXHIBIT 1
Letter Submitted to the Fund

        January 23, 2008
The Board of Trustees
Attn:  Frank Tarantino
MFS Intermediate Income Trust
c/o Massachusetts Financial Services Company
500 Boylston Street
Boston, Massachusetts 02116

Trustees:
I am writing on behalf of Karpus Investment Management (KIM), a registered investment adviser. As of January 18, 2008, we represented beneficial ownership of 12,111,086 shares of the MFS Intermediate Income Trust (MIN), which represents 10.4 percent of outstanding shares. We have been accumulating shares for investment purposes since September 20, 1990.

I would like to begin by commending the Trustees for adopting an 8.5 percent level distribution policy in October of 2007. We support these programs as an effective means of narrowing a fund's discount to net asset value. The Board's actions reflect their commitment to address a persistently wide discount to net asset value.

Unfortunately, in conjunction with this distribution policy modification, the Trustees also approved several changes to the Trust's investment strategy that "may increase its investments in higher yielding investment-grade securities, including illiquid securities . . . (these securities) may entail greater risk and increase portfolio volatility." We believe that by approving changes to the Fund's investment strategy that would increase the risk of the portfolio, the Board mitigated some of the positive effects of the level distribution policy.

There are very few closed-end taxable bond funds with a AAA average credit quality rating and, to my knowledge, MIN is the only intermediate duration fund with a AAA credit quality. These characteristics are what initially attracted us to become investors in the Fund. MIN's uniqueness, in our opinion, created demand and the proposed changes in investment strategy will make MIN very similar to many other taxable bond closed-end funds. Furthermore, we believe that fund management should never change investment policy or strategy without a clear mandate from a super majority of shareholders. As you may recall, we expressed similar concerns with regard to changes in MGF's investment strategy on May 2, 2007.

I was surprised that MIN's discount has not narrowed more significantly and this change in investment strategy is the only factor I could attribute to the lack of market reaction to the level distribution policy.

As very long-term shareholders and the largest shareholder of the Fund, I strongly urge the Trustees to either reverse these changes or find another means of narrowing the Fund's discount to net asset value. If the approved changes are implemented, we hope that they will be moderate and judicious.

We believe that the Trustees are engaged in trying to narrow the Fund's discount but we are very concerned about increasing portfolio risk and destroying the uniqueness of MIN's investment strategy. We will certainly hold the Trustees' accountable for any net asset under performance that may be attributed to this investment strategy change in the future.

As always, I appreciate the Board's time and attention. Feel free to contact me at (585) 586-4680 (ext. 235) or e-mail me at cody@karpus.com.

Sincerely,

Cody B. Bartlett Jr., CFA
Investment Strategist
Karpus Investment Management